

August 20, 2012

Via E-mail
John F. North III
Vice President and Corporate Controller
Lithia Motors, Inc.
150 North Bartlett Street
Medford, OR 97501

>   **Re: Lithia Motors, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 27, 2012**
>   **File No. 333-182913**

Dear Mr. North:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Registration Statement

1. It appears from your prospectus that you are registering stock purchase contracts. Please revise the fee table to include these stock purchase contracts, or advise. Refer to General Instruction II.D to Form S-3.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-2

2. We note that your exhibit index includes the forms of underwriting and purchase agreements as they relate to the equity, debt securities, and warrants that are part of this registration statement. We also note that you have not included in your exhibit index similar agreements with respect to the units, stock purchase contracts, and

depositary shares that you are registering. Please revise your exhibit index accordingly, or advise. Refer to Items 601(b)(1) and 601(b)(4) of Regulation S-K.

3. We note your indication that counsel's opinion will be filed by amendment "or as an exhibit to a Current Report on Form 8-K." Please file counsel's opinion as an exhibit to the registration statement. Please note that counsel's opinion must be filed prior to the effectiveness of your registration statement. Refer to Section II.B.2.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Andrew H. Ognall, Esq.